Exhibit 99
SUPPLEMENTAL AGREEMENT
          SUPPLEMENTAL AGREEMENT, dated as of November 25 , 2009, between ING GROEP N.V., a Naamloze Vennootschap (public limited liability company) organized under the laws of The Netherlands and its successors (the “Company”) and JPMORGAN CHASE BANK, N.A., a national banking association organized under the laws of the United States (the “Depositary”).
W I T N E S S E T H:
          WHEREAS, the Company is issuing to holders of ordinary shares of the Company (other than the Trustee) and to holders of bearer depositary receipts of such ordinary shares transferable Rights to subscribe for New Shares and is extending the Offering to Holders of ADRs by issuing to such Holders non-transferable ADS Rights to subscribe for New ADSs on a corresponding basis; and
          WHEREAS, the Company, the Trustee and the Depositary are parties to the Deposit Agreement which provides in Section 4.03 thereof, inter alia, for the distribution of rights to holders of ADRs at the request of the Company and upon compliance with applicable laws; and
          WHEREAS, the Company has requested that the Depositary make ADS Rights available to Holders of ADRs in connection with the Offering and has taken all necessary action to register the offered securities under the Securities Act and to otherwise comply with applicable laws; and
          WHEREAS, the Company has requested that the Depositary act as ADS Rights Agent in connection with the Offering of New ADSs, and the Depositary is willing to accept such appointment, upon the terms and subject to the conditions set forth herein;
          WHEREAS, the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission with respect to the New Shares, the Rights and the ADS Rights has become effective under the Securities Act of 1933;
          NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration the receipt of which is hereby acknowledged, the parties hereto agree as follows:
          1. Definitions. As used herein, the following terms shall have the meanings herein specified and shall include in the singular number the plural and in the plural number the singular:
     ADRs shall mean American Depositary Receipts issued under the Deposit Agreement evidencing the ADSs.
     ADS Record Date shall mean, with respect to ADSs, 5:00 P.M. (New York City time) on November 27, 2009 or such later date as shall be established by agreement between the Company and the Depositary.
     ADS Rights shall have the meaning ascribed thereto in paragraph 2 hereof.
     ADS Rights Agent shall mean the Depositary, as agent of the Company pursuant to paragraph 3 hereof, having its office for the administration of the ADRs at 4 New York Plaza, 13th Floor, New York, New York 10004.
     ADS Rights Agent’s Office shall mean the office or agency of the ADS Rights Agent for the receipt of deliveries of securities and instructions from Holders, which shall be JPMorgan Chase Bank, N.A., Voluntary Corporate Actions Dept., P.O. Box 64854, St. Paul, MN 55164-0854 for mail deliveries, JPMorgan Chase Bank, N.A., Voluntary Corporate Actions Dept., 161 North Concord Exchange, South St. Paul, MN 55075 for courier and hand deliveries.
     ADSs shall mean American Depositary Shares, each representing one Share, evidenced by ADRs.
     ADS Offering shall mean the offer by the Company of the New ADSs to Holders on the ADS Record Date made in the Prospectus.
     ADS Rights Statement shall mean a statement provided to each Holder setting forth the number of ADS Rights allotted to such Holder, prepared by the ADS Rights Agent pursuant to Section 5(a) hereof.
     Agreement shall mean this Supplemental Agreement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.
     Commission shall mean the United States Securities and Exchange Commission.
     Company Notice shall mean the notice provided by the Company to be mailed by the Company to the Holders, substantially in the form of Exhibit A annexed hereto.
     Custodian shall mean the entity then acting as custodian under the Deposit Agreement, acting in its capacity as such.
     Deposit Agreement shall mean the Amended and Restated Deposit Agreement dated as of March 17, 2004 by and among the Company, the Trustee, the Depositary and all Holders from time to time of ADRs issued thereunder.
     Dutch Subscription Price shall mean the subscription price payable to exercise a Right.
     Effective Date shall mean the date on which the Registration Statement is declared effective by the Commission.

     Eligible Institutions shall mean a financial institution that is a member of the Securities Transfer Agents Medallion Program, the Stock Exchange Medallion Program or The New York Stock Exchange, Inc. Medallion Program.
     Exercise Notice shall mean that portion of the ADS Rights Statement that Holders must properly and timely complete, execute and return to the Depositary in order to exercise ADS Rights.
     Expiration Date shall mean 5:00 P.M. (New York City time) on December 11, 2009, or such other date as shall be established by agreement between the Company and the ADS Rights Agent.
     Holders shall mean registered holders of ADRs as shown on the register maintained by the Depositary or its agent on the ADS Record Date.
     New ADSs shall mean the ADSs being offered for subscription pursuant to the ADS Offering.
     New Shares shall mean the Shares being offered for subscription pursuant to the Offering.
     Offering shall mean the offer by the Company of New Shares by way of Rights to holders of Shares.
     Prospectus shall mean the final base prospectus and prospectus supplement included as part of the Registration Statement.
     Registration Statement shall mean the Registration Statement on Form F-3 in respect of the New Shares, the Rights and the ADS Rights, including all exhibits thereto, as amended at the time such Registration Statement becomes effective under the Securities Act of 1933.
     Rights shall mean transferable rights to subscribe for the New Shares on the basis of a designated number of Rights for a designated number of Shares held of record, a designated number of Rights being required to subscribe for a designated number of New Shares , or a fraction thereof, which Rights are being offered pursuant to the Offering.
     Rights Expiration Date shall mean 3:00 noon (Amsterdam time) on December 15, 2009, or such other date as shall be established by agreement between the Company and the ADS Rights Agent.
     Securities Act of 1933 shall mean the United States Securities Act of 1933, as amended.
     Shares shall mean the exchangeable bearer depositary receipts issued by the Trustee for ordinary shares of the Company.
     Share Rights Agent shall mean ING Bank, N.V., the subscription agent for the

Company’s Shares in The Netherlands.
     Subscription Form shall mean the subscription form mailed by the Company to all holders of Shares which will contain instructions for the exercise of Rights.
     Subscription Price shall mean the U.S. dollar price at which Holders may subscribe for New ADSs pursuant to the ADS Offering, as specified in the Prospectus, which price shall include the issuance fee on the New ADSs issuable in respect thereof.
     Underwriting Agreement shall mean that Underwriting Agreement dated as of October 25, 2009 among the Company, Goldman Sachs International, ING Bank N.V. and J.P. Morgan Securities Ltd.
          2. ADS Offering. The Company proposes to offer to Holders non-transferable rights (the “ADS Rights”) to subscribe for New ADSs at the Subscription Price, on the basis of a designated number of ADS Rights for a designated number of ADSs held of record on the ADS Record Date, a designated number of ADS Rights being required to subscribe for a designated number of New ADSs or a fraction thereof. The ADS Offering will be made by means of the Prospectus which will be made available by post to all Holders electronically and, upon request, by post to all beneficial owners of ADSs. The ADS Rights will be set forth on statements prepared by the Depositary. Promptly on the Effective Date the Company shall notify the ADS Rights Agent in writing of the terms of the Offering and the ADS Offering.
          3. Appointment of ADS Rights Agent. The Company hereby appoints the Depositary as ADS Rights Agent to perform the duties specifically undertaken by it to perform pursuant to the Agreement as agent for the Company in connection with the ADS Offering. The Depositary accepts such appointment subject to the terms hereof. On or prior to the Effective Date, the Company shall provide the ADS Rights Agent with a Secretary’s Certificate stating that (i) this Agreement was executed and delivered by the Company in a form approved by the board of directors of the Company and (ii) the person who, as an authorized representative of the Company, signed this Agreement was, at the time of such execution and delivery, duly elected, qualified, and acting as such officer, and the signature of such person appearing on such document is his or her genuine signature
          4. Allocation of ADS Rights; Rights. Each Holder of record on the ADS Record Date will be entitled to a designated number of ADS Rights for a designated number of ADSs then held. Prior to the date in which the ADS Rights Agent or Depositary allocates ADS Rights, the Custodian shall have received such number of Rights that corresponds to the aggregate number of ADSs Rights to be issued hereunder and shall have credited such Rights to the account of the Depositary.
          5. Preparation of ADS Rights Statements. (a) As soon as practicable after the ADS Record Date, the Depositary will cause statements to be prepared for issuance to the Holders as of the close of business on the ADS Record Date substantially in the form attached hereto as Exhibit B.
          (b) The ADS Rights Agent will cause to appear on each ADS Rights

Statement (i) the name and address of the Holder to whom such ADS Rights Statement is issued, (ii) the number of ADS Rights to which such Holder is entitled, (iii) provisions for (a) subscribing for ADS Rights and the delivery of payment, (b) instructing the ADS Rights Agent to sell the applicable number of Rights underlying the Holder’s ADS Rights, or (c) surrendering of ADS Rights for the purpose of withdrawing the Rights underlying such ADS Rights (together, the “Instructions”). The ADS Rights Statement is to be used by the Holders to (i) subscribe for new ADSs in the ADS Offering (a “Subscription”), (ii) instruct the ADS Rights Agent to cancel said ADS Rights and sell the applicable number of Rights underlying their ADS Rights (a “Sell Instruction”) or (iii) surrender their ADS Rights for cancellation for the purpose of withdrawing the applicable number of underlying Rights held by the Depositary (a “Surrender for Withdrawal” and, together with Subscription and Sell Instruction, each an “Instruction to Agent”).
          (c) The ADS Rights Agent will also make arrangements with The Depository Trust Company (“DTC”) to enable participants therein to exercise ADS Rights on behalf of their clients entitled thereto.
          6. Requirements Prior and Related to Issuance of ADS Rights Statements. (a) On November 26, 2009 or as soon as practicable thereafter (but in any event at least one business day prior to the ADS Record Date), (i) the Company or its U.S. counsel will advise the ADS Rights Agent in writing that the Registration Statement has become effective, (ii) the Company shall provide the Depositary with electronic versions of the Company Notice and Prospectus (provided, however, that the electronic version of the Prospectus will not be provided prior to its filing with the Commission), (iii) Sullivan & Cromwell, U.S. counsel for the Company, will deliver to the ADS Rights Agent two original copies of an opinion in form and substance acceptable to the ADS Rights Agent, and (iv) Stibbe N.V., Dutch counsel to the Company, will deliver to the ADS Rights Agent two original copies of their opinion in form and substance acceptable to the ADS Rights Agent.
          (b) As soon as practicable after the ADS Record Date and the Effective Date, the ADS Rights Agent will register in the name of each eligible Holder the number of ADS Rights to which that Holder is entitled and send by first class mail (without registration or insurance), to each such Holder of ADRs on the ADS Record Date: (1) an ADS Rights Statement setting forth (i) the ADS Rights to which such Holder is entitled pursuant to the ADS Offering and (ii) the Instructions; (2) the Prospectus and (3) a return envelope addressed to the ADS Rights Agent for use by such Holder in connection with an Instruction to Agent.
          (c) In the event that any ADS Rights Statement is returned to the ADS Rights Agent for any reason and a proper delivery thereof cannot be effected, the ADS Rights reflected thereon will be treated as unexercised.
          (d) In the event that, prior to the Expiration Date, any Holder notifies the ADS Rights Agent that the ADS Rights Statement to which such Holder is entitled has not been delivered, or has been lost, stolen or destroyed, the ADS Rights Agent will furnish to such Holder a duplicate ADS Rights Statement.
          7. Sale of ADS Rights. Promptly after the close of business (New York City time) on December 11, 2009, the ADS Rights Agent shall inform the Company of the number of ADS Rights which were neither properly exercised by Holders nor properly covered by Sell Instructions or surrendered for withdrawal of Rights (the “Unexercised ADS Rights”). The ADS Rights Agent shall thereafter be deemed to have been instructed to cancel the Unexercised ADS Rights and shall use reasonable efforts to have the Rights relating to Unexercised ADS Rights sold on behalf of the unexercising Holders in the open market on Euronext Amsterdam by NYSE Euronext (“Euronext Amsterdam”) or on Euronext Brussels by NYSE Euronext (“Euronext Brussels”). The ADS Rights Agent will convert the amount it receives on account of such sales into U.S. dollars and remit the net proceeds in U.S. dollars, less the ADS Rights cancellation fee of US$ 0.05 owing on each ADS Right cancelled, to the Holders entitled thereto.
          The Company hereby informs the ADS Rights Agent that following the Rights Expiration Date, New Shares provisionally allotted with respect to Rights that expired unexercised may be sold through arrangements established by the Company with Goldman Sachs International, ING Bank N.V. and J.P. Morgan Securities Ltd (the “Underwriters”). If the ADS Rights Agent receives a payment from the Depositary (as registered holder of the Rights) in respect of Rights that expired unexercised, the ADS Rights Agent will treat the ADS Rights as having been cancelled, convert any amounts so received into U.S. dollars and remit the amount so received in U.S. dollars to the Holders entitled thereto.
          8. Acceptance of Subscriptions. (a) The Company hereby authorizes and directs the ADS Rights Agent to accept subscriptions for New ADSs on behalf of the Company upon payment of the Subscription Price and the proper and timely return of the Exercise Notice in accordance with the terms set forth on the ADS Rights Statement and herewith. The Company further authorizes the ADS Rights Agent to refuse to accept, in its discretion, any improperly completed or unexecuted Exercise Notice. Notwithstanding the foregoing, without further authorization from the Company, the ADS Rights Agent shall accept, on or before the Expiration Date, except where otherwise specified, any of the following:
(i) any subscription effected in accordance with the terms of the ADS Rights Statement and received by the ADS Rights Agent on or before the Expiration Date;
(ii) any subscription with respect to which a subscriber has failed to execute an Exercise Notice in the manner provided by the terms thereof, provided that (A) the subscriber has indicated on such Exercise Notice, or by written communication, the manner in which the subscriber wishes to subscribe and (B) proper payment has been made by such subscriber;
(iii) any subscription by payment of the Subscription Price accompanied by a check drawn on a U.S. bank, notwithstanding that such check may not be cleared prior to the Expiration Date, provided, however, that the ADS Rights Agent will not deliver the new ADRs evidencing the New ADSs to the subscribing party until such subscribing party’s check has cleared and provided, further, that in the event such party’s check does not clear, the ADS Rights Agent shall use its best efforts to sell such New ADSs to cover the payment for such subscription at a public or private sale, at such place or places and upon such terms as it may deem proper, and the ADS Rights Agent may allocate the proceeds of such sales for the account of the relevant subscriber upon an averaged or other practicable basis without regard to any distinctions among such subscribers because of exchange restrictions or otherwise.
(iv) any subscription by an individual (and not by a corporation, partnership or fiduciary) which is accompanied by a check drawn by an individual (and not by a corporation, partnership or fiduciary) other than the subscriber, provided, that (a) the Exercise Notice surrendered therewith has been duly executed by the subscriber, (b) the subscriber is the registered holder of such ADS Rights, (c) the check tendered in payment of such subscription is drawn on a U.S. bank for the proper amount and to the order of the ADS Rights Agent, and is otherwise in order and (d) there is no evidence indicating that such check was delivered to the subscriber by the drawer thereof for any purpose other than the payment of the accompanying subscription;
(v) any subscription by a custodian on behalf of a minor which is accompanied by a check drawn by such custodian, if the provisos set forth in clause (iv) above are satisfied; and
(vii) any subscription by an individual, (and not by a corporation, partnership or fiduciary) which is accompanied by a check drawn on a U.S. bank by a corporation, partnership or fiduciary other than the subscriber, if the provisos set forth in clause (iv) above are satisfied.
          (b) The Company authorizes the ADS Rights Agent to waive proof of authority to sign (including the right to waive signatures of co-fiduciaries and proof of appointment or authority of any fiduciary or other person acting in a representative capacity) in connection with any Instruction to the ADS Rights Agent with respect to which:
(i) the ADS Rights Statement reflects ADS Rights registered in the name of an executor, administrator, trustee, custodian for a minor or other fiduciary and the Instruction to Agent with respect thereto has been executed by such registered holder, provided that the New ADSs subscribed for are to be issued in the name of, or proceeds of the sale are to be paid to, or Rights are to be delivered to the account of, such registered holder;
(ii) the ADS Rights Statement reflects ADS Rights registered in the name of a corporation and the Instruction to Agent with respect thereto has been executed by an officer of such corporation, provided that the New ADSs subscribed for are to be issued in the name of, or proceeds of the sale are to be paid to, or Rights are to be delivered to the account of, such corporation;
(iii) the Instruction to Agent has been executed by a bank, trust company or broker as agent for the registered holder thereof, provided that the New ADSs subscribed for are to be issued in the name of, or proceeds of the sale are to be paid to, or Rights are to be delivered to the account of, such registered holder; or
(iv) the ADS Rights Statement reflects ADS Rights registered in the name of a decedent and the Instruction to Agent with respect thereto has been executed by a person who purports to act as the executor or administrator of such decedent’s estate, provided that (a) in case of an Exercise Notice, the subscription is for not more than 50 New ADSs, (b) the New ADSs are to be issued in the name of, or proceeds of the sale are to be paid to, or Rights are to be delivered to the account of, such person as executor or administrator of such decedent’s estate, (c) in case of an Exercise Notice, the check tendered in payment of the subscription is drawn for the proper amount and to the order of the ADS Rights Agent, and is otherwise in order, and (d) there is no evidence indicating that such person is not the duly authorized representative which such person purports to be.
In all cases other than those described in clauses (i) through (iv) above, the ADS Rights Agent will be required to obtain all necessary proof of authority to sign in connection with Instructions to Agent; provided, however, that in the event that such proof of authority has not been received on or prior to the Expiration Date, the ADS Rights Agent may obtain advice from the Company or its U.S. counsel as to whether any such Instruction to Agent may be accepted and the ADS Rights Agent shall have no liability whatsoever in the event it acts in good faith in accordance with such advice nor shall the ADS Rights Agent be required to issue such New ADSs, sell such ADS Rights or cancel such ADS Rights and arrange for delivery of the underlying Rights, in the event it does not receive such advice from the Company prior to the Expiration Date and shall have no liability whatsoever for any such action.
          (c) The Company authorizes the ADS Rights Agent to accept customary letters of indemnification from Eligible Institutions with respect to non-conforming aspects of documents delivered in connection with Instructions to Agent.
          9. Reports by ADS Rights Agent. The ADS Rights Agent will advise the Company by email (sent to kim.balt@ingbank.com) at the close of business at the end of each business day up to the Expiration Date and at the close of business (New York City time) on December 14, 2009, as to (i) the total number of New ADSs subscribed for as of the close of business on the previous business day and (ii) the aggregate amount of funds received by the ADS Rights Agent in payment of such subscriptions.
          (b) Not later than 9:00 P.M. (New York City time) on December 15, 2009, the ADS Rights Agent will (i) send the Custodian information via SWIFT concerning the number of New ADSs subscribed, authorizing and instructing the Custodian to complete, execute and deliver to the Share Rights Agent a Subscription Form (which may be done electronically through the Euroclear system) reflecting such information (and the information referred to in the next sentence) prior to 9:30 A.M. (Amsterdam time) on December 16, 2009; and (ii) make arrangements to pay the Dutch Subscription Price for the number of New Shares represented by such New ADSs for which payment was properly received. Dutch Subscription Price funds owing shall be wired to the Custodian on or about December 16, 2009.
          10. Subscription Price Payments. The Subscription Price shall be tendered to the ADS Rights Agent by subscribers in U.S. dollars. Such payment must be received from Holders (other than DTC or its nominee) by the ADS Rights Agent no later than 5:00 P.M. (New

York City time) on December 11, 2009 and from DTC and/or its nominee by the ADS Rights Agent no later than 11:00 A.M. (New York City time) on December 14, 2009. The Subscription Price to be collected by the ADS Rights Agent from subscribers shall be, per Holder, equal to 110% of the Dutch Subscription Price converted into U.S. dollars at the closing Euro to U.S. dollar exchange rate announced at the close of business (NY time) by Bloomberg on November 25, 2009. The Subscription Price shall also include the ADS issuance fee owing to the Depositary on the New ADSs created on the deposit of New Shares. The ADS Rights Agent, as agent for the subscribers, will arrange to convert payments made on the basis of the Subscription Price from U.S. dollars into Euro for payment to the Share Rights Agent. The ADS Rights Agent will make the conversion from U.S. dollars into Euro on or about December 15, 2009. In the event that a payment of the Subscription Price made by a holder of ADS Rights in respect of his subscription, when converted into Euro, exceeds the Dutch Subscription Price plus New ADS issuance fees and any taxes and governmental charges owing for the number of New ADSs subscribed for upon exercise of such ADS Rights, the ADS Rights Agent shall, at the time it delivers New ADSs evidenced by ADRs, remit the excess in U.S. dollars (without interest) to the subscriber.
          In the event that a payment of the Subscription Price made by a holder of ADS Rights in respect of his subscription, when converted into Euro, is less than the Dutch Subscription Price plus New ADS issuance fees and any taxes and governmental charges owing for the number of New ADSs subscribed for upon exercise of such ADS Rights, the ADS Rights Agent will pay the amount of such deficiency on behalf of such holder. The holder will then be required to pay the amount of such deficiency promptly (including interest and expenses) to the ADS Rights Agent who need not send any New ADSs subscribed for by a holder prior to the receipt by the ADS Rights Agent of such payment. If payment of the amount of any deficiency is not received from a subscriber by the ADS Rights Agent on or before January 8, 2010, the ADS Rights Agent may sell such New ADSs subscribed for by such subscriber in a commercially reasonable manner, at a public or private sale, at such place or places and upon such terms as it may deem proper, and the ADS Rights Agent may allocate the proceeds of such sales for the account of the relevant subscriber upon an averaged or other practicable basis without regard to any distinctions among such subscribers because of exchange restrictions, or otherwise, in an amount sufficient to cover such deficiency (including interest and expenses). In such event, the ADS Rights Agent will then send promptly any remaining New ADSs to such holder together with a check in the amount of excess proceeds, if any, from such sale.
          11. Issuance of New ADSs. The Company shall provide notice to the ADS Rights Agent that the allotment of New Shares has been made to the Depositary. As soon as practicable following receipt of notification from the Custodian that the New Shares issued in respect of the New ADSs subscribed for pursuant to the ADS Offering have been delivered to the Custodian on behalf of the Depositary pursuant to the terms of the Deposit Agreement dealing with deposits of Shares, and in accordance with the terms of the Deposit Agreement, the Depositary shall commence preparing new ADRs (which may be in the form of Direct Registration Receipts) to evidence the New ADSs and deliver them to the ADS Rights Agent and the ADS Rights Agent will, if applicable, mail to each subscriber of New ADSs, in the manner specified by such subscriber, a new ADR certificate representing, or a Direct Registration System statement evidencing, the number of New ADSs for which such subscriber has subscribed. Each new ADR certificate or Direct Registration System statement, as the case may be, will be registered in the name specified by the subscriber on its surrendered Exercise Notice.
          12. Cancellation of ADS Rights. As promptly as practicable after receiving a properly submitted Sell Instruction, the ADS Rights Agent will cancel the ADS Rights and (i) use reasonable efforts to sell the Rights underlying the ADS Rights in respect of which a Sell Instruction was so received on Euronext Amsterdam or Euronext Brussels, (ii) convert the cash proceeds received by it, if any, from such sale into U.S. dollars, and (iii) distribute the net proceeds in U.S. dollars, after deduction of the cancellation fee of US$ 0.05 owing to the ADS Rights Agent, to the instructing Holder entitled thereto.
          As promptly as practicable after receiving a Surrender for Withdrawal, including specification of a securities account to which Rights may be delivered (in the Euroclear Netherlands, Clearstream or Euroclear systems), and upon payment of the cancellation fee of US$ 0.05 owing to the ADS Rights Agent per ADS Right surrendered for cancellation, the ADS Rights Agent will cancel those ADS Rights and instruct the Custodian to deliver the applicable number of underlying Rights to the account specified by the surrendering Holder. To the extent Rights represented by the ADS Rights surrendered cannot be delivered due to incomplete or erroneous instructions or to the extent the delivery of the Rights is rejected by the broker, custodian or intermediary to whom the ADS Rights Agent is instructed to deliver such Rights, the ADS Rights will lapse.
          13. Supplies of Documents. The Company will cause the definitive forms of the Company Notice and such other items as are referred to in paragraph 6 above to be furnished to the ADS Rights Agent when the same become available along.
          14. Indemnification. The Company will indemnify the ADS Rights Agent and the Depositary, in their capacities as such, as well as their respective employees, directors, officers and agents against, defend and hold each of them harmless from, any and all claims, actions, judgments, damages, losses, liabilities, costs, transfer or other taxes, or expenses (including without limitation reasonable attorney’s fees and expenses) (each, a “Loss”, collectively “Losses”) which may be paid, incurred or suffered by any of them, or to which any of them may become subject, arising out of or incident to this Agreement, or which may arise out of acts performed or omitted in connection with this Agreement, as the same may be amended, modified or supplemented from time to time, or the administration of any duties hereunder, or arising out of or incident to compliance with the instructions set forth herein or with any instructions delivered pursuant hereto, or as a result of defending against any claim or liability resulting from such party’s actions hereunder; provided, however that none of them shall be entitled to indemnification for any Loss arising out of its gross negligence or willful misconduct. The obligations set forth in this Section 14 shall survive the termination of this Agreement and the succession of substitution of any indemnified person.
          15. Limitation of Duties and Liabilities
          (a) The ADS Rights Agent shall have no duties or obligations other than those specifically set forth herein, including any duties or obligations under any other agreement, and no implied duties or obligations shall be read into this Agreement against the ADS Rights Agent.

          (b) The ADS Rights Agent makes no, and will not be deemed to have made, any representations with respect to, and shall have no duties, responsibilities or obligations with respect to determining, the validity, sufficiency, value or genuineness of any securities or other documents deposited with or delivered to it or any signature or endorsement set forth on or in connection with such documents.
          (c) The ADS Rights Agent shall not be obligated to commence or voluntarily participate in any suit, action or proceeding arising or related to this Agreement.
          (d) The ADS Rights Agent shall not be liable or responsible for any of the statements of fact or recitals contained in this Agreement, any document relating to the ADS Rights or Rights, or any other document or security delivered to it in connection with this Agreement, and shall not be required to, and shall not, verify or determine the correctness, validity or accurateness of any such statements or recitals contained therein.
          (e) The ADS Rights Agent may rely upon and comply with, and shall incur no liability for relying upon and complying with, any certificate, instrument, opinion of counsel, notice, letter, resolution, telegram, records, waiver, consent, order, certificate, or other paper, document, instrument or security delivered to it believed by it to be genuine and to have been signed, sent or presented by the proper party or parties.
          (f) The ADS Rights Agent will be entitled to rely upon any instructions or directions furnished to it by the Company, and to apply to the Company for advice or instructions in connection with its duties, and (i) will be entitled to treat as genuine, and as the document it purports to be, any letter or other document or instrument furnished to it by such individuals and (ii) shall not be liable for any action taken or suffered to be taken by it in good faith in accordance with instructions of any officer, director or attorney in fact or for any delay in acting while waiting for those instructions. Any application by the ADS Rights Agent for written instructions from the Company may, at the option of the ADS Rights Agent, set forth in writing any action proposed to be taken or omitted by the ADS Rights Agent under this Agreement and the date on/or after which such action shall be taken or such omission shall be effective. The ADS Rights Agent shall not be liable for any action taken by, or omission of, the ADS Rights Agent in accordance with a proposal included in such application on or after the date specified in such application unless prior to taking any such action (or the effective date in the case of an omission), the ADS Rights Agent shall have received written instructions in response to such application specifying the action to be taken or omitted.
          (g) The ADS Rights Agent may perform any duties hereunder either directly or by or through its nominees, correspondents, designees, agents, subagents or subcustodians and ADS Rights Agent shall not be responsible for any misconduct or negligence on the part of any nominee, correspondent, designee, agent, subagent or subcustodian appointed, instructed and supervised with due care by it hereunder.
          (h) The ADS Rights Agent shall not be liable for any Losses or action taken or omitted or for any loss or injury resulting from its or its agents actions or performance or lack of performance of its duties hereunder in the absence of gross negligence or willful misconduct on its part, in which case it shall be liable for only those Losses directly caused by such conduct. In no event shall the ADS Rights Agent be liable for (i) acting in accordance with the instructions from the Company or the Company’s counsel or any agent appointed by the Company to act on behalf of Company, (ii) indirect, special, consequential or punitive damages, for lost profits, or for loss of business, or (iii) any Losses due to forces beyond the control of the ADS Rights Agent or its agents, including without limitation, strikes, work stoppages, acts of war or terrorism, insurrection, revolution, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services. Notwithstanding anything to the contrary contained herein this Agreement, the aggregate liability of the ADS Rights Agent and each of its agents with respect to, arising from or arising in connection with this Agreement or from any and all services provided or omitted to be provided hereunder, whether in contract, tort or otherwise, is limited to, and shall not exceed, the fee compensation received by the ADS Rights Agent specifically for providing the rights agency services hereunder.
          (i) The ADS Rights Agent shall not be liable for any Losses (as defined below) or action taken or omitted or for any loss or injury resulting from its actions or performance or lack of performance of its duties hereunder in the absence of gross negligence or willful misconduct on its part, in which case it shall be liable for only those Losses caused by such conduct. The ADS Rights Agent shall escheat any property held by it in accordance with applicable law.
          16. Dealing in Securities. The ADS Rights Agent, any affiliate thereof, and any shareholder, director, officer or employee of the ADS Rights Agent or its affiliates may buy, sell or deal in any securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though the ADS Rights Agent were not the ADS Rights Agent under this Agreement. Nothing herein shall preclude the ADS Rights Agent from acting in any other capacity for the Company or for any other legal entity.
          17. In consideration for the services to be rendered herein, the Company shall compensate the ADS Rights Agent in accordance with, and pursuant to, a written Fee Schedule to be agreed upon in writing prior to the Record Date, but in any event prior to the ADS Rights Agent having any obligations to mail ADS Rights Statements, plus the Company shall reimburse the ADS Rights Agent for all reasonable disbursements, charges and out-of-pocket expenses and counsel fees and expenses incurred in connection with the preparation and execution of this Agreement and the services rendered hereunder. No provision of this Agreement shall require the ADS Rights Agent to expend or risk the ADS Rights Agent’s own funds or otherwise incur any financial liability in the performance of any of the ADS Rights Agent’s duties hereunder or in the exercise of the ADS Rights Agent’s rights.
          18. Tax Reporting. The Company hereby advises the ADS Rights Agent that the Company has sought the advice of Sullivan & Cromwell LLP, its U.S. counsel, and such counsel has advised it that the ADS Rights Agent is not required to provide any tax reporting to the U.S. Internal Revenue Service or the Holders in connection with the issuance of the ADS Rights or the transactions contemplated hereunder other than with respect to the distribution of net cash proceeds from any sale of Rights or New Shares relating to ADS Rights.  The distribution of such net cash proceeds to the Holder entitled thereto shall be reported on Form 1099-B, unless such Holder has established that it is exempt from such information reporting under U.S. Treasury Regulations or to the extent such net cash proceeds are attributable to foreign currency gains.  .
          19. Governing Law; Jurisdiction; Certain Waivers. (a) This Agreement shall be interpreted and construed in accordance with the internal substantive laws (and not the choice of law rules) of the State of New York. All actions and proceedings brought by the ADS Rights Agent relating to or arising from, directly or indirectly, this Agreement may be litigated in courts located in the City of New York, State of New York. The Company hereby submits to the personal jurisdiction of such courts; hereby waives personal service of process and consents that any such service of process may be made by certified or registered mail, return receipt requested, directed to the Company at its address last specified for notices hereunder; and hereby waives the right to a trial by jury in any action or proceeding with the ADS Rights Agent. All actions and proceedings brought by the Company against the ADS Rights Agent relating to or arising from, directly or indirectly, this Agreement shall be litigated only in courts located in the City of New York, State of New York.
          (b) The invalidity, illegality or unenforceability of any provision of this Agreement shall in no way affect the validity, legality or enforceability of any other provision; and if any provision is held to be unenforceable as a matter of law, the other provisions shall not be affected thereby and shall remain in full force and effect.
          20. Rights and Remedies. The rights and remedies conferred upon the parties hereto shall be cumulative, and the exercise or waiver of any such right or remedy shall not preclude or inhibit the exercise of any additional rights or remedies. The waiver of any right or remedy hereunder shall not preclude or inhibit the subsequent exercise of such right or remedy.
          21. Representations and Warranties.
          Each of the Company and the Trustee hereby represents, warrants and covenants that:
          (a) It is an entity duly organized and validly existing under the laws of the Netherlands.
          (b) This Agreement has been duly authorized, executed and delivered on its behalf and constitutes the legal, valid and binding obligation of such entity. The execution, delivery and performance of this Agreement by such entity does not and will not violate any applicable law or regulation and does not require the consent of any governmental or other regulatory body except for such consents and approvals as have been obtained and are in full force and effect. For the avoidance of doubt, all ADS Rights to be issued and delivered hereunder have been registered with the Securities and Exchange Commission, and all transactions contemplated by this Agreement are in compliance with, and not in violation of, the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

          22. Amendments. This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed and delivered by each of the parties hereto.
          23. No Third Party Beneficiaries. This Agreement is for the exclusive benefit of the parties hereto (and, with respect to the mechanics and timing set forth herein, the Holder) and shall not be deemed to give any legal or equitable right, remedy or claim whatsoever to any other person.
          24. Counterparts. This Agreement may be executed by the parties hereto on separate counterparts, which counterparts taken together will be deemed to constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized officers as of the day and year first above written.

ING GROEP, N.V.
By:	/s/ Johannes Wolvius
Name:	Johannes Wolvius
Title:	General Manager Capital Management

By:	/s/ W. A. Brouwer
Name:	W. A. Brouwer
Title:	Assistant General Counsel

JPMORGAN CHASE BANK, N.A.
By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Vice President